PRICEWATERHOUSECOOPERS


02002742

(A free translation of the original in Portuguese issued in relation to the quaterly information prepared in accordance with accounting principles determined by the Brazilian Corporate Legislation)

Makro Atacadista S.A.

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR)

June 30, 2001


SUPPL



PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0XX11) 3674-2000

(A free translation of the original in Portuguese issued in relation to the quaterly information prepared in accordance with accounting principles determined by the Brazilian Corporate Legislation)

Report of Independent Accountants on the Limited Review of Quarterly Information

July 27, 2001

To the Board of Directors and Shareholders
Makro Atacadista S.A.

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Makro Atacadista S.A. for the quarters and periods ended June 30 and March 31, 2001 and June 30, 2000. This information is the responsibility of company management.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

3 Based on our limited reviews, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting principles determined by the Brazilian corporate legislation applicable to the preparation of quarterly information, which are consistent with the Brazilian Securities Commission (CVM) regulations.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Francisco Henrique Passos Fernandes
Partner
Contador CRC 1SP089013/O-2

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2001

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number – CNPJ
01483-4	Makro Atacadista S.A.	47.427.653/0001-15
4 – State Registration Number – NIRE		
353001140-60		

01.02 – HEAD OFFICE

1 – ADDRESS			2 – SUBURB OR DISTRICT	
Rua Carlos Lisdegno Carlucci, 519			Butantã	
3 – POSTAL CODE	4 – MUNICIPALITY		5 - STATE	
05536-900	São Paulo		SP	
6 – AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 - TELEPHONE	10 - TELEX
011	3745.2700			
11 – AREA CODE	12 – FAX	13 – FAX	14 - FAX	
011	3745-2783			
15 – E-MAIL				
rubens.finance@makro.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME				
Rubens Batista Junior				
2 – ADDRESS			3 – SUBURB OR DISTRICT	
Rua Carlos Lisdegno Carlucci, 519			Butantã	
4 – POSTAL CODE	5 – MUNICIPALITY			6 - STATE
05536-900	São Paulo			SP
7 – AREA CODE	8 – TELEPHONE	9 – TELEPHONE	10 - TELEPHONE	11 - TELEX
011	3745-2819	3745-2704		
12 – AREA CODE	13 – FAX	14 – FAX	15 - FAX	
011	3745-2783	3745-2762		
16 – E-MAIL				
rubens.finance@makro.com.br				

01.04 –GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2001	12/31/2001	2	04/01/2001	06/30/2001	1	01/01/2001	03/31/2001
9 – INDEPENDENT ACCOUNTANT						10 – CVM CODE	
PricewaterhouseCoopers Auditores Independentes						00287-9	
11 – PARTNER RESPONSIBLE					12 – INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE		
Francisco Henrique Passos Fernandes					056.778.238-72		

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2001

01.01 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number - CNPJ
01483-4	Makro Atacadista S.A.	47.427.653/0001-15

01.05 – CAPITAL COMPOSITION

Number of shares (Units)	Current Quarter 06/30/2001	Prior quarter 03/31/2001	Same quarter in prior year 06/30/2000
Paid-up capital			
1 – Common	192,031	192,031	192,031
2 – Preferred	0	0	0
3 – Total	192,031	192,031	192,031
Treasury Stock			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Foreign Holdings
4 –ACTIVITY CODE 1040600 – Supermarkets
5 – MAIN ACTIVITY Wholesales
6 – TYPE OF CONSOLIDATION Not presented
7 – TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Unqualified

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – DATE APPROVED	4 – Product	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 – AMOUNT PER SHARE
1	RD	04/30/2001	Interest on own capital		ON	0.0137477800
2	RD	05/31/2001	Interest on own capital		ON	0.0138519300
3	RD	06/29/2001	Interest on own capital		ON	0.0139040100

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number – CNPJ
01483-4	Makro Atacadista S.A.	47.427.653/0001-15

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 – AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 –NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (UNITS)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
07/27/2001	

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2001

01.01 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number - CNPJ
01483-4	Makro Atacadista S.A.	47.427.653/0001-15

02.01 – Balance Sheet – Assets (R$ thousand)

1 - Code	2 – Description	3 – 06/30/2001	4 - 03/31/2000
1	Total assets	653,726	603,021
1.01	Current assets	396,467	355,210
1.01.01	Available funds	239,068	185,097
1.01.01.01	Cash and banks	15,835	17,410
1.01.01.02	Marketable securities	223,233	167,687
1.01.02	Receivables	7,898	9,246
1.01.02.01	Trade accounts receivable	7,211	8,348
1.01.02.02	Advances to third parties	687	898
1.01.03	Inventories	119,549	129,862
1.01.04	Other	29,952	31,005
1.01.04.01	Income tax receivable	27,426	27,421
1.01.04.02	Prepaid expenses	2,526	3,584
1.02	Long-term assets	16,213	13,345
1.02.01	Receivables	2,407	0
1.02.02	Credits from related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	13,806	13,345
1.02.03.01	Deferred income tax	4,612	4,435
1.02.03.02	Judicial deposits	9,194	8,910
1.03	Permanent assets	241,046	234,466
1.03.01	Investments	0	0
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	0	0
1.03.01.03	Other investments	0	0
1.03.02	Fixed assets	232,802	226,606
1.03.03	Deferred charges	8,244	7,860

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2001

01.02 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number - CNPJ
01483-4	Makro Atacadista S.A.	47.427.653/0001-15

02.01 – Balance Sheet – Liabilities and shareholders' equity (R$ thousand)

1 - Code	2 – Description	3 – 06/30/2001	4 - 03/31/2000
2	Total liabilities	653,726	603,021
2.01	Current liabilities	262,003	213,827
2.01.01	Loans and financings	45,158	8,173
2.01.02	Debentures	0	0
2.01.03	Suppliers	177,013	177,628
2.01.04	Taxes and contributions	18,654	16,144
2.01.04.01	Provision for social charges and vacation	10,259	8,971
2.01.04.02	Taxes payable	8,395	7,173
2.01.05	Dividends payable	0	21
2.01.06	Provisions	0	0
2.01.06.01	IRPJ and CSSL provisions	0	0
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	21,178	11,861
2.01.08.01	Accounts payable	7,783	5,236
2.01.08.02	Related party loans	0	0
2.01.08.03	Interest on own capital	13,395	6,625
2.02	Long-term liabilities	36,205	37,879
2.02.01	Loans and financings	19,588	21,488
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Accounts payable to related parties	0	0
2.02.05	Other	16,617	16,391
2.02.05.01	Provisions for contingencies	16,617	16,391
2.02.05.02	Deferred income tax	0	0
2.03	Deferred income	0	0
2.05	Shareholders' equity	355,518	351,315
2.05.01	Paid-up capital	221,903	221,902
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserve	13,658	13,658
2.05.04.01	Legal	13,658	13,658
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other	0	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2001

01.02 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number - CNPJ
01483-4	Makro Atacadista S.A.	47.427.653/0001-15

02.01 – Balance Sheet – Liabilities and shareholders' equity (R$ thousand)

1 - Code	2 – Description	3 – 06/30/2001	4 - 03/31/2000
2.05.05	Retained earnings	119,957	115,755

01.03 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number - CNPJ
01483-4	Makro Atacadista S.A.	47.427.653/0001-15

03.01 – Statement of Income (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 2nd quarter/01	4 – Accumulated for the year until June 30, 2001	5 – 2nd quarter/00	6 – Accumulated for the year until June 30, 2000
3.01	Gross revenue from sales	570,194	1,117,018	467,347	950,939
3.02	Deductions from gross revenue	(75,058)	(145,290)	(68,274)	(137,840)
3.03	Net sales	495,136	971,728	399,073	813,099
3.04	Cost of sales	(438,508)	(863,756)	(353,052)	(723,813)
3.05	Gross profit	55,628	107,972	46,021	89,286
3.06	Operating expenses	(42,888)	(82,979)	(33,534)	(63,039)
3.06.01	Selling expenses	(6,189)	(10,498)	(4,198)	(7,508)
3.06.02	General and administrative expenses	(42,433)	(82,943)	(37,595)	(73,013)
3.06.02.01	Personnel expenses	(16,261)	(31,755)	(15,676)	(30,068)
3.06.02.02	Rent, depreciation and amortization	(7,799)	(16,756)	(8,468)	(16,600)
3.06.02.03	Administrative expenses	(18,373)	(34,432)	(13,451)	(26,345)
3.06.03	Net financial income	5,734	10,462	8,259	17,482
3.06.03.01	Financial income	10,556	18,539	11,300	21,330
3.06.03.02	Financial expenses	(4,822)	(8,077)	(3,041)	(3,848)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity accounting results	0	0	0	0
3.07	Operating profit	13,740	24,993	12,487	26,247
3.08	Non-operating result	(13)	(21)	(3)	(68)
3.08.01	Income	5	10	16	24
3.08.02	Expenses	(18)	(31)	(19)	(92)

01.03 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number - CNPJ
01483-4	Makro Atacadista S.A.	47.427.653/0001-15

03.01 – Statement of Income (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 2nd quarter/01	4 – Accumulated for the year until June 30, 2001	5 – 2nd quarter/00	6 – Accumulated for the year until June 30, 2000
3.09	Profit before tax/profit sharing	13,727	24,972	12,484	26,179
3.10	Provision for income taxes and social contribution	(2,787)	(3,927)	(2,459)	(5,169)
3.11	Deferred income taxes	853	853	1,065	2,007
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	11,793	21,898	11,090	23,017
	Number of shares, former treasury (thousands)	192,031	192,031	192,031	192,031
	Net income per shares	0.06141	0.11403	0.05775	0.11986
	Loss per share				

1 – CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number - CNPJ
01483-4	Makro Atacadista S.A.	47.427.653/0001-15

04.01 – Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1. Operations

Makro Atacadista S.A. operates a chain of 34 low cost, self-service, wholesale stores under the "Makro" name, selling for cash a wide variety of food and non food products, at low prices and high volume to its registered customers.

2. Presentation of Financial Statements

The Financial Statements were prepared and are presented in accordance with the accounting principles set by Brazilian Corporate Law (Law 6404/76), and in accordance with the rules established by Brazilian Securities Commission (CVM).

3. Principal Accounting Practices

3.1 The effects of inflation were recognized through December 31, 1995 by monetary restatement of permanent assets and shareholders' equity based on the variation in the Fiscal Reference Unit (UFIR). All other assets and liabilities subject to indexation were restated to the balance sheet dates based on contractual indices.

3.2 Marketable securities are stated at cost, plus interest accrued to the balance sheet dates and adjusted to market value, when applicable.

3.3 Accounts receivable are mainly cheques received from customers, amounts receivable from employees, unpaid cheques and other small amounts. The provision for doubtful debt is comprised of the total of unpaid cheques and other amounts considered non-recoverable.

3.4 Inventories are composed of goods for resale and are stated at the lowest value between acquisition cost and market value. The provisions to adjust cost to market value are based on management's estimates of the realizable values.

3.5 Fixed assets are stated at acquisition cost monetarily restated to December 31, 1995, less accumulated depreciation, which is determined on the straight-line method based upon the estimated useful lives of the assets at the rates described in Note 6. Whenever applicable, the restated cost is reduced to the cost recoverable in the normal course of business.

3.6 Deferred charges are recorded at cost of acquisition and formation, and refer to expenses incurred, net of accrued income, up to the opening of new stores, being amortized over a five-year period.

3.7 Provisions for income taxes and social contribution taxes are established in accordance with current legislation. Deferred income tax and social contribution tax are calculated based on temporary differences between tax and accounting records arising on the recognition of expenses and revenues.

(All amounts in thousands of reais unless otherwise indicated)

3.8 Income per common share is calculated based on net income divided by the total number of common shares outstanding at year end.

4. Marketable Securities

Marketable securities as of June 30, 2001 and 2000 were represented by Certificates of Bank Deposit (CDB) with maturities up to 986 days (however with liquidity from the 30th day of deposit) as follows:

Index	06/30/2001	03/31/2001
99 to 100% of CDI variation	134,844	166,613
Pre-fixed swap (1.26% to 1.70% p.m. at 06/2001 and 1.26% to 1.58% p.m. at 03/2001)	88,389	1,074
Total	223,233	167,687

5. Inventories

	06/30/2001	03/31/2000
Goods for resale	122,113	131,715
Provision for losses	(2,564)	(1,853)
Total inventories	119,549	129,862

04.01 – Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

6. Fixed Assets

			06/30/2001	03/31/2001	
	Cost	Accumulated depreciation	Net	Net	Annual depreciation rate %
Land	40,129	-	40,129	40,047	-
Buildings	146,857	(46,559)	100,298	95,471	4
Equipment and computers	120,740	(79,012)	41,728	40,035	10 to 20
Improvements	65,020	(35,673)	29,347	28,567	5 to 10
Installations	64,832	(44,481)	20,351	20,583	10
Furniture and fixtures	1,900	(1,628)	272	290	10
Vehicles	220	(99)	121	72	20
Construction in progress	358	-	358	1,388	-
Other	198	-	198	153	-
Total	440,254	(207,452)	232,802	226,606	

7. Loans and Financings

	Term	Interest	06/30/2001	03/31/2000
BNDES	60 months	3.5% p.a. + TJPL	12,572	13,650
BNDES	60 months	3.5% p.a. + TJLP	15,250	16,011
Purchase Financings	Up to 7 days	100% variation CDI + IOC of 1.5% p.a.	36,924	
			64,746	29,661
Long-term liabilities			(19,588)	(21,488)
Current liabilities			45,158	8,173

The contracts with the National Bank for Social and Economic Development (BNDES) aim at financing the expansion and modernization of stores plan. The corresponding properties were given as guarantee (two stores in Salvador – BA, one store in Natal - RN and another one in Recife - PE).

Purchase financing held with financial institutions are exclusively related to the financing of goods purchased for resale.

(All amounts in thousands of reais unless otherwise indicated)

8. Interest on Own Capital

As permitted by Law 9245/95, the Company has decided, on June 30 2001, to credit shareholders the amount of R$ 15,760 in respect of interest on own capital, which, net of withholding tax, amounts to R$ 13,396. Given the tax deductibility of such interest, the net tax saving amounts to R$ 2,994.4.

9. Contingencies

On June 30, 2001, the provision for contingencies was made up as follows:

	06/30/2001	03/31/2000
• Labor Claims – estimated losses	3,540	3,791
• Tax Claims		
Corporate Income Tax and Social Contribution Tax	210	203
Tax on Net income, PIS/Finsocial and others	11,367	10,897
• Civil Claims	1,500	1,500
	16,617	16,391

Based on the opinion of its external legal advisors, the Company's management believes that the provision balance is adequate to face any losses that may arise from the legal actions in progress.

10. Capital

Subscribed and paid-in capital is represented by 192,030,961 nominative common shares (191,343,459 of which from shareholders domiciled abroad), without par value.

11. Insurance Coverage

On June 30, 2001, the Company had various insurance policies, with a total coverage of R$ 161.1, amount considered sufficient to cover potential risks.

1 – CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number - CNPJ
01483-4	Makro Atacadista S.A.	47.427.653/0001-15

04.01 – Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

12. Financial Instruments

The company is engaged in operations involving financial instruments with the objective of setting the remuneration of part of the marketable securities balance and obtaining a proper remuneration of the funds available, in accordance with the strategy established and approved by the Board of Directors.

Up to June 30, 2001, the operations involving these financial instruments resulted in an additional gain, remuneration above the CDI variation, in the amount of R$ 389, registered in the accounting records as income for the period.

Asset and liability amounts are indexed in accordance with applicable contractual clauses and correspond approximately to their market value. There are no financial instruments which are not registered in the accounting records.

01.05 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number - CNPJ
01483-4	Makro Atacadista S.A.	47.427.653/0001-15

05.01 – Comments on Company Performance

Net sales in the quarter were R$ 495.1 million, representing a 24.1% increase over same period sales of last year in the amount of R$ 399.1 million. Same stores net sales showed a 14.1% increase compared to the same period of last year. Net income in the quarter was R$ 11.8 million, presenting an increase of 6.3% compared to the same period of last year which was of R$ 11.1 million.

In the accumulated for the year, net sales increased 19.5% compared to the previous year, reaching R$ 971.1 million (9.6% in the same stores concept). Net income was R$ 21.9 million, representing a decrease of 4.8%. This decrease in the income may be explained by the reduction of financial income due to the decrease of the interest rate in relation to the same period of prior year.

The company's investments in the quarter were R$ 11.1 million, of which R$ 7.2 million were allocated to the construction of the store in Belém (inaugurated on May 9), and the remaining in the maintenance of the existing stores.

Still in this second quarter, a credit of R$ 7,970,000.00 to the shareholders was approved as interest on own capital, which, after deduction of the 15% withholding tax, amounted to R$ 6,774,500.00. In the accumulated of the year a total credit was approved in the amount of R$ 15,760,000.00 or R$ 13,396,000.00, net of the 15% withholding income tax, to be paid on a date to be determined by the Board of Directors.

01.01 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number - CNPJ
01483-4	Makro Atacadista S.A.	47.427.653/0001-15

17.01 – Limited Review - Unqualified

July 27, 2001

To the Board of Directors and Shareholders
Makro Atacadista S.A.

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Makro Atacadista S.A. for the quarters and periods ended June 30 and March 31, 2001 and June 30, 2000. This information is the responsibility of company management.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

3 Based on our limited reviews, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting principles determined by the Brazilian corporate legislation applicable to the preparation of quarterly information, which are consistent with the Brazilian Securities Commission (CVM) regulations.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Francisco Henrique Passos Fernandes
Partner
Contador CRC 1SP089013/O-2

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2001

01.06 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number - CNPJ
01483-4	Makro Atacadista S.A.	47.427.653/0001-15

Contents

GROUP	EXHIBIT	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head office	1
01	03	Investor relations officer (Company mail address)	1
01	04	General information/independent accountants	1
01	05	Capital composition	2
01	06	Characteristics of the company	2
01	07	Companies excluded from the consolidated financial statements	2
01	08	Dividends approved and/or paid during and after the quarter	2
01	09	Subscribed capital and alterations in the current year	3
01	10	Investor relations officer	3
02	01	Balance sheet – assets	4
02	02	Balance sheet – liabilities and shareholders' equity	5
03	01	Statement of income	7
04	01	Notes to the quarterly information	9
05	01	Comments on company performance	14
17	01	Limited review – unqualified	15